APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Compass Recovery, LLC
Balance Sheet - unaudited
For the period ended 12-31-2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 8,642.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	8,642.00
Fixed Assets:	
Land	-
Buildings	23,578.00
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	(23,578.00)
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	7,260.00
Total Other Assets	7,260.00
TOTAL ASSETS	**$ 15,902.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 678.00
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		678.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		15,224.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		15,224.00
TOTAL LIABILITIES & EQUITY	$	**15,902.00**
Balance Sheet Check		-

I, Dino Michael Bedinelli, certify that:

1. The financial statements of Compass Recovery LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Compass Recovery LLC included in this Form reflects accurately the information reported on the tax return for Compass Recovery LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Dino Michael Bedinelli*

Name: Dino Michael Bedinelli

Title: Executive Director